EXHIBIT 99.2

CN Energy Group. Inc. Files Financial Results for the First Six Months of Fiscal Year 2023

LISHUI, China, August 28, 2023 /PRNewswire/ -- CN Energy Group. Inc. (Nasdaq: CNEY) (the “Company”), a high-tech enterprise specializing in cogeneration of high-quality wood-activated carbon and clean energy, today filed its unaudited financial statements for the six months ended March 31, 2023. The Company reported $22.67 million in revenue for the first six months of fiscal year 2023, an increase of 66.1% as compared to the first six months of fiscal year 2022. The increase was mainly due to an increase in sales volume of activated carbon during the first half of fiscal year 2023. The Company’s net loss was $4.17 million, resulting in a loss per share of $0.09 in the first six months of fiscal year 2023, as compared to earnings per share of $0.05 in the first six months of fiscal year 2022. The decrease was mainly due to an increase in the cost of research and development and expenses related to the development of new customers. The Company’s expenditure on research and development increased by 69.5% from approximately $0.34 million in the first six months of fiscal year 2022 to approximately $0.58 million in the first six months of fiscal year 2023. Meanwhile, total assets grew by 44.4% from approximately $94.94 million as of March 31, 2022 to approximately $137.17 million as of March 31, 2023.

The Company expanded its customer base beyond pharmaceutical and food industries and into sewage treatment and gas treatment in municipal solid waste incineration power plants. These two new customer segments resulted in an increase of 3,772 tons in sales volume for the six-month period ended March 31, 2023,representing additional sales revenue of approximately $6.04 million.

The Company revamped its marketing strategy by expanding sales channels into diversified subdivided sectors with 19 customers, which are expected to increase to 22 customers by the end of fiscal year 2023. Additionally, the Company expanded the activated carbon business with 10,323 tons in new customer sales for the six months ended March 31, 2023, with sales revenue totaling approximately $14.75 million.

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Management Commentary

Ms. Xinyang Wang,  Chairwoman of the Board of the Company, said, “The adjustment in our marketing strategy has enabled us to expand our sales channels while concurrently developing additional customers and diversifying our customer base to reduce economic risk. In the next stage of our business development, we plan to further consolidate operations in our existing markets and strengthen the development of our international business.”

About CN Energy Group. Inc.

With patented proprietary bioengineering and physiochemical technologies, the Company has pioneered and specialized in producing high-quality recyclable activated carbon and renewable energy from abandoned forest and agricultural residues, converting harmful wastes into a valuable product and delivering significant financial, economic, environmental, and ecological benefits. The Company’s products and services have been widely used by food and beverage producers, industrial and pharmaceutical manufacturers, as well as environmental protection enterprises. For more information, please visit the Company's website at www.cneny.com

Forward-Looking Statements

Certain statements, other than statements of historical facts, made in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties, including the further spread of the COVID-19 virus or new variants thereof, or the occurrence of another wave of cases and the impact it may have on the Company's operations and the demand for the Company's products, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial conditions, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to refer to its filings with SEC, including without limitation, Company's registration statements and other filings with the SEC that set forth certain risks and uncertainties that may have an impact on future results and directions of the Company.

Investor Relations Contact:

TraDigital IR

Kevin McGrath

+1-646-418-7002

kevin@tradigitalir.com

SOURCE: CN Energy Group. Inc.

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